UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934

International Fuel Technology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45953X109
(CUSIP Number)
March 23, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45953X109

1.	Name of Reporting Person	John M. Hennessy
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	6,000,000[1]
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	6,000,000[1]
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	5.8%
12.	Type of Reporting Person	IN

1 Represents: (a) 2,000,000 shares of Common Stock of International Fuel Technology, Inc. (the “Issuer”) held by John M. Hennessy in his individual capacity; (b) 2,000,000 shares of Common Stock of the Issuer held by the Hennessy IFT 2009 GRAT, of which John M. Hennessy is the grantor and trustee (the “GRAT”); (c) the right to acquire 1,000,000 shares of Common Stock (the “Hennessy Warrant Shares”) of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009 issued by the Issuer to John M. Hennessy in his individual capacity (the “Hennessy Warrant”); and (d) the right to acquire 1,000,000 shares of Common Stock (the “GRAT Warrant Shares”) of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009 issued by the Issuer to the GRAT (the “GRAT Warrant”). The initial exercise price for the Hennessy Warrant Shares is $0.25 per share, as adjusted from time to time in accordance with the terms of the Hennessy Warrant. The Hennessy Warrant is exercisable by John M. Hennessy at any time before March 23, 2014. The initial exercise price for the GRAT Warrant Shares is $0.25 per share, as adjusted from time to time in accordance with the terms of the GRAT Warrant. The GRAT Warrant is exercisable by the GRAT at any time before March 23, 2014.

CUSIP No.: 45953X109

Schedule 13G

Item 1.

(a)	Name of Issuer:

International Fuel Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7777 Bonhomme

Suite 1920

St. Louis, MO 63105

Item 2.

(a)

The name of the person filing this statement is John M. Hennessy, individually and as grantor and trustee with respect to the shares of Common Stock and warrants to purchase Common Stock held by the Hennessy IFT 2009 GRAT (the “GRAT”).

(b)	Address of Principal Business Office:

47 West Lake Road

Tuxedo Park, NY 10987

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock.

Warrants to purchase Common Stock.

(e)	CUSIP Number:

45953X109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

John M. Hennessy may be deemed to be the beneficial owner of 6,000,000 shares of Common Stock.

Mr. Hennessy holds 2,000,000 shares of Common Stock and the right to acquire an additional 1,000,000 shares of Common Stock pursuant to pursuant to a Common Stock Purchase Warrant dated March 23, 2009 (the “Hennessy Warrant”) in his individual capacity. The initial exercise price for the shares to be issued pursuant to the Hennessy Warrant is $0.25 per share, as adjusted from time to time in accordance with the terms of the Hennessy Warrant. The Hennessy Warrant is exercisable by Mr. Hennessy at any time before March 23, 2014.

CUSIP No.: 45953X109

Additionally, Mr. Hennessy may be deemed to be the beneficial holder of 2,000,000 shares of Common Stock and the right to acquire 1,000,000 shares of Common Stock pursuant to a Common Stock Purchase Warrant dated March 23, 2009 issued to the GRAT (the “GRAT Warrant”). Mr. Hennessy is the grantor and trustee of the GRAT with sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by the GRAT. The initial exercise price for the shares to be issued pursuant to the GRAT Warrant is $0.25 per share, as adjusted from time to time in accordance with the terms of the GRAT Warrant. The GRAT Warrant is exercisable by the GRAT at any time before March 23, 2014.

(b)	Percent of Class:

5.8%

(c)	Number of shares as to which such person has:

i.	Sole power to vote or direct the vote:

6,000,000

ii.	Shared power to vote or to direct the vote:

0

iii.	Sole power to dispose or direct the disposition of:

6,000,000

iv.	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No.: 45953X109

Item 10.	Certification.

By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 45953X109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2009

JOHN M. HENNESSY.
/s/ John M. Hennessy
Name: John M. Hennessy, individually and as grantor and trustee of the Hennessy IFT 2009 GRAT